Matinee Media Corporation

2801 Via Fortuna, Suite 675

Austin, Texas  78746

August 14, 2008

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Mr. Terry French, Accountant Branch Chief

Re:	Matinee Media Corporation
Response to Comment Letter dated July 17, 2008

Ladies and Gentlemen:

Matinee Media Corporation, a Nevada corporation (the “Company”), hereby submits the responses set forth below to your Comment Letter to the Company dated July 17, 2008 (the “Comment Letter”) pertaining to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “Form 10-KSB”).  Concurrently with the filing of this letter, the Company has also filed with the Securities and Exchange Commission (the “Commission”) via EDGAR our Amendment No. 1 to the Form 10-KSB (“Amendment No. 1”).  A copy of Amendment No. 1 is enclosed for your convenience.

The responses set forth below respond to the comments in your Comment Letter.  For your convenience, the original comment is repeated below and is followed by our response.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In Amendment No. 1, we have added a “Management’s Report on Internal Control Over Financial Reporting” section to Item 8A.  We have included in that disclosure our understanding that management had not completed an assessment of our internal control over financial reporting as of December 31, 2007.  We also included a

United States Securities and Exchange Commission

August 14, 2008

disclosure that we completed a merger with Matinee Media Corporation, a Texas corporation, on February 11, 2008.  In the merger, management of that corporation became our new management and we changed our name from Filtering Associates, Inc. to Matinee Media Corporation.  As a result of the merger, for financial accounting purposes, we treated the merger as a purchase of our company by our predecessor.  Therefore, we will present the historical financial statements of our predecessor, for comparison purposes, for all of our reporting periods prior to the merger presented in our future reports.  It is our understanding that, based upon the most recent pronouncements of the Commission, as a result of the merger with our predecessor, our annual report on internal control over financial reporting is due for inclusion in our annual report on Form 10-K for the twelve month period ending December 31, 2008.  During the remainder of this fiscal year, we expect to identify a framework to use to evaluate the effectiveness of our internal control over financial reporting, and we expect to include management’s report regarding its assessment in that annual report.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financing reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

In the additional section referenced above, we have disclosed that, because of our size and the limited number of transactions reflected in our financial statements for the period, we do not believe that the failure to perform a report on internal control over financial reporting impacts our former management’s conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

We have revised the certifications to include the language indicated above and have filed the revised certifications with Amendment No. 1.

The Company hereby acknowledges each of the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any

United States Securities and Exchange Commission

August 14, 2008

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions please contact me at (512) 329-5843 or our outside counsel J. William Wilson, Esq. at Phillips & Reiter, PLLC at (512) 646-1104.

Very truly yours,

/s/ KEVIN W. MISCHNICK
Kevin W. Mischnick
Vice President and Chief Financial Officer

cc:	Robert W. Walker, Chief Executive Officer, Matinee Media Corporation
J. William Wilson, Esq, Phillips & Reiter, PLLC